U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

Occam Networks, Inc.

2. Name of person relying on exemption:

(a) Ilex Partners, L.L.C.
(b) Steinhardt Overseas Management, L.P.
(c) Michael H. Steinhardt
(d) Herbert Chen
(e) John Lattanzio
(f) Lattanzio Chen Management, LLC
(g) Lattanzio Chen Partners, L.P.
(h) Chen Capital Partners, L.P.
(i) Derek Sheeler

3. Address of person relying on exemption:

(a) - (h) above: 650 Madison Avenue, 17th Floor, New York, New York 10022
(i) above: Santa Monica, 6 Bis, Bd d'Italie, 98000 Monaco, Monaco

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)